Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 24, 2019

Relating to Preliminary Prospectus dated July 24, 2019

Registration No. 333-232393

SUNNOVA ENERGY INTERNATIONAL INC.

17,647,059 Shares

Common Stock

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Sunnova Energy International Inc. (the “Company”), dated July 24, 2019 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below. Capitalized terms used in this free writing prospectus but not otherwise defined have the meanings ascribed to such terms in the Preliminary Prospectus.

Range of public offering price (per share)	$12.00 - $13.00

Common stock to be outstanding immediately after this offering and the Recapitalization Transactions	86,762,677 shares (89,409,736 shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $202.0 million (or approximately $233.1 million if the underwriters exercise in full their option to purchase additional shares of our common stock), based upon the assumed initial public offering price of $12.50 per share, which is the midpoint of the estimated offering price range, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds to us from this offering to redeem all of the senior convertible notes, of which $45.4 million aggregate principal amount was outstanding as of June 30, 2019. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million based on the midpoint of the price range) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. The statements of intent in this prospectus with respect to the redemption of the senior convertible notes do not constitute a notice of redemption under the indenture governing the senior convertible notes.

We intend to use the remaining net proceeds to us from this offering, including upon exercise of the underwriters’ option to purchase additional shares, for general corporate purposes, including working capital, capital expenditures and repayment of indebtedness.

Capitalization	Our cash and cash equivalents and additional paid in capital as of March 31, 2019, would be $205.5 million and $1,024.1 million, respectively, each as adjusted for (i) the Corporate Reorganization (including the Reverse Stock Split), as if such transactions had occurred on March 31, 2019; (ii) the Subordinated Convertible Note Issuance and the Subordinated Convertible Note Conversion; (iii) the sale by us of 17,647,059 shares of our common stock in this offering at an initial public offering price of $12.50 per share, which is the midpoint of the price range, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iv) the application of the net proceeds from this offering as discussed in “Use of Proceeds”. Our as adjusted long-term debt would remain at $1,035.1 million.

Dilution	Dilution in as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering would be $4.98.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in common stock being offered by us described above. Such conforming changes will be reflected in the final prospectus relating to the offering.

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The Company has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, Telephone: 866-803-9204; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 212-902-9316, Email: Prospectus-ny@ny.email.gs.com; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Telephone: 1-800-221-1037, Email: usa.prospectus@credit-suisse.com.